
07022946



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at The Harbour Room, Mezzanine Floor, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 30 May 2007 at 11.00 a.m. for the following purposes -

ORDINARY BUSINESS

(1) To receive and consider the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2006;

(2) To declare a final dividend for the year ended 31 December 2006;

(3) To elect Director;

(4) To re-elect retiring Directors;

(5) To re-appoint Auditors and authorise Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following resolutions as Ordinary Resolutions:

(6) "THAT:

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise Directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (7), "Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if Directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to Directors of the Company by this Resolution; and

"Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by Directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong."

(7) "THAT:

(a) subject to paragraph (b) below, the exercise by Directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to Directors of the Company by this Resolution."

(8) "THAT Directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (6) above in respect of the share capital of the Company referred to in paragraph (c)(ii) of Resolution (6)."

(9) "THAT the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2007, be and is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days."

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 17 April 2007

NOTES:

Proxy Information

1 A shareholder entitled to attend and vote at the annual general meeting to be held on 30 May 2007 ("Annual General Meeting") convened by the Notice of Annual General Meeting is entitled to appoint up to two proxies to attend and vote in his stead. A proxy needs not be a member of the Company.

2 A form of proxy for the Annual General Meeting is enclosed. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a duly certified copy of that power of attorney or authority must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting, and in default thereof the form of proxy and such power of attorney or other authority shall not be treated as valid.

Dividends

3 The Board has recommended a final dividend of HK$1.45 per share for 438,000,000 issued shares in respect of the year ended 31 December 2006 payable to shareholders who are on the Register of Members on 30 May 2007. The final dividend, which is payable on 6 June 2007, is subject to shareholders' approval at the Annual General Meeting.

4 The Register of Members of the Company will be closed from 9 May 2007 to 30 May 2007, both dates inclusive, during which period the registration of transfers of shares will be suspended. To rank for the final dividend, all transfers must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on 8 May 2007.

5 The 21-day book close period (from 9 May 2007 to 30 May 2007) is set to allow sufficient time for members of the Company to complete and return the declaration of voting controllers as required under the provisions of the Broadcasting Ordinance.

Directors

6 In relation to agenda item No. (3) in the Notice of Annual General Meeting regarding election of Director, Mr. Edward Cheng Wai Sun, who was appointed by the Board as Independent Non-executive Director on 1 June 2006, is to hold office until the Annual General Meeting pursuant to Article 109 of the Company's Articles of Association and, being eligible, offers himself for election by shareholders.

7. In relation to agenda item No. (4) in the Notice of Annual General Meeting regarding re-election of retiring Directors, Dr. Norman Leung Nai Pang, Mrs. Christina Lee Look Ngan Kwan and Mr. Robert Sze Tsai To are retiring at the Annual General Meeting pursuant to Article 114(A) of the Company's Articles of Association and, being eligible, offer themselves for re-election. The re-election of the retiring Directors will be individually voted on by shareholders.

8. The biographical details of each of the Directors who stand for election and re-election at the Annual General Meeting, as at 30 March 2007, being the latest practicable date prior to the release of the Notice of Annual General Meeting ("Latest Practicable Date"), are set out below to enable shareholders to make an informed decision on their election or re-election.

Save for the information set out in this paragraph and in paragraphs 6, 7, 9 and 10, there is no information to be disclosed pursuant to any of the requirements under Paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules and there are no other matters that need to be brought to the attention of shareholders in respect of Directors who stand for election or re-election at the Annual General Meeting.

Dr. Norman Leung Nai Pang was formerly a non-executive director of Chrysanthemum Chinese Restaurant Limited ("Chrysanthemum") and The New China Hong Kong Group Limited ("NCHKG"). Chrysanthemum was incorporated in Hong Kong and carried on the business of a Chinese restaurant. Chrysanthemum was voluntarily wound up under Section 228A of the Companies Ordinance ("the said Section") on 5 February 1999 and was dissolved on 15 May 2002. NCHKG was incorporated in Hong Kong and carried on the business of an investment holding company. NCHKG was voluntarily wound up under the said Section on 1 March 1999 and the liquidation thereof is still in progress.

8.1 Mr. Edward Cheng Wai Sun J.P. (age 51)

Mr. Edward Cheng Wai Sun has been appointed Independent Non-executive Director since June 2006.

Mr. Cheng has met the independence guidelines set out in Rule 3.13 of the Listing Rules and has submitted to the Exchange a written confirmation concerning his independence to the Company. He has also given an annual confirmation of his independence to the Company. Mr. Cheng has no financial or family relationship with any other Directors, Senior Management or substantial shareholders of the Company.

Mr. Cheng is a member of the Remuneration Committee of the Board.

Mr. Cheng is Chief Executive of USI Holdings Ltd and non-executive director of Winsor Properties Holdings Limited, both of which are companies listed on the SEHK, and a former director of SUNDAY Communications Limited. He is also Chairman of the Urban Renewal Authority, a member of the Hong Kong SAR Government's Commission on Strategic Development, Steering Committee on Innovation & Technology, the Advisory Committee on Corruption of the Independent Commission Against Corruption, the Council of Hong Kong Polytechnic University and the Council of City University of Hong Kong.

8.2 Dr. Norman Leung Nai Pang G.B.S., LL.D., J.P. (age 66)

Dr. Norman Leung Nai Pang was appointed as a Director of the Company in September 2003 when he also took up the position of Executive Deputy Chairman.

He is a member of the Executive Committee of the Board and serves on the boards of various subsidiaries of the Company.

Dr. Leung has no financial or family relationship with any other Directors, Senior Management or substantial shareholders of the Company.

Dr. Leung is the Deputy Chairman of Transport International Holdings Ltd. and a director of Wing Lung Bank Ltd., both of which are listed on the SEHK. He was Chairman of the Broadcasting Authority from 1997 to 2002 and is now serving as Commissioner of Civil Aid Service and Pro-Chancellor of City University of Hong Kong.

FUTURE PLAN OF THE GROUP

Subsequent to the Completion, the Group will no longer hold any interest in GFT Holding and GFT Holding will cease to be a subsidiary of the Company. The Group will cease its toy manufacturing business and focus on the businesses of toy, gift and premium trading since then. The Group will also actively look for potential investment opportunity in order to diversify its business and enhance the value of the Group. As at the date of this announcement, the Group had no concrete investment plan.

LISTING RULES IMPLICATIONS

The Disposal constitutes a major transaction for the Company under the Listing Rules. As Mr. Leung and Mr. Wong, the beneficial owners and directors of the Purchaser, are also executive directors and substantial shareholders of the Company, the Disposal also constitutes a connected transaction for the Company under the Listing Rules. Accordingly, the Disposal is subject to the approval by the Independent Shareholders, by way of poll, at the SGM, in which Mr. Leung, Mr. Wong, Charm Management Limited (a substantial shareholder of the Company beneficially owned by Mr. Leung and Mr. Wong) and their respective associates will abstain from voting on the resolution approving the Disposal. The Independent Board Committee has been constituted to advise the Independent Shareholders relating to the Agreement and the transactions contemplated thereunder. Veda Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in regards of the fairness and reasonableness of the terms of the Agreement.

GENERAL

A circular containing, among other things, further details of the Disposal, the recommendation from the Independent Board Committee, the advice from the independent financial adviser on the Disposal and a notice of the SGM will be despatched to the Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 17 April 2007 pending the release of this announcement. An application has been made by the Company for the resumption of trading in the Shares on the Stock Exchange from 9:30 a.m. on 18 April 2007.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings.

"Agreement"	the conditional sale and purchase agreement dated 16 April 2007 entered into between the Vendor and the Purchaser in relation to the sale and purchase of the Sale Shares and Sale Loan
"Board"	the board of the Directors
"Company"	GFT Holdings Limited, a company incorporated in Bermuda with limited liability whose issued Shares are listed on the Stock Exchange
"Completion"	completion of the Agreement
"Director(s)"	director(s) of the Company
"Disposal"	the disposal by the Company of the Sale Shares and Sale Loan pursuant to the Agreement
"Disposal Group"	GFT Holding and its subsidiaries
"GFT Holding"	GFT Holding Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company as at the date of the Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the Board, comprising the independent non-executive Directors, namely Mr. Chui Chi Yun, Robert, Mr. Lam Kwok Cheong and Mr. Lai Wing Leung, Peter, established for the purpose of advising the Independent Shareholders on the terms of the Agreement
"Independent Shareholders"	Shareholders other than Mr. Leung, Mr. Wong, Charm Management Limited and their respective associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Leung"	Mr. Leung Wai Ho, Chairman and an executive director of the Company
"Mr. Wong"	Mr. Wong Chung Shun, Vice Chairman and an executive director of the Company
"PRC"	the People's Repubic of China and for the purpose of this announcement shall exclude Hong Kong, the Macau Special Administrative Region and Taiwan
"Purchaser"	Innovative Sonic International Limited, a company incorporated in the British Virgin Islands. It is beneficially owned as to 50% by Mr. Leung and 50% by Mr. Wong
"Sale Loan"	the total amount of loans or advances outstanding and owing from Great Force Technology Limited, one of the subsidiary of GFT Holding, to the Vendor as at the date of Completion
"Sale Shares"	640,000 ordinary shares of US$1.00 each in the issued share capital of GFT Holding as at the date of the Agreement
"SGM"	the special general meeting of the Company to be convened to approve, among other things, the Agreement and the transactions contemplated thereunder
"Share(s)"	ordinary share(s) of HK$0.025 each in the issued share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	Prosper Overseas Limited, a wholly-owned subsidiary of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board
GFT HOLDINGS LIMITED
Leung Wai Ho
Chairman

Hong Kong, 17 April 2007

As at the date of this announcement, the Board comprises Mr. Leung Wai Ho, Mr. Wong Chung Shun and Mr. Ha Kee Choy, Eugene as executive directors and Mr. Chui Chi Yun, Robert, Mr. Lam Kwok Cheong and Mr. Lai Wing Leung, Peter as independent non-executive directors.

* *for identification purpose only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


神威藥業
SHINEWAY

CHINA SHINEWAY PHARMACEUTICAL GROUP LIMITED
中國神威藥業集團有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 2877)

ANNOUNCEMENT

The Company is pleased to announce its financial information of turnover, which have not been reviewed by its auditors, for the three months ended 31 March 2007.

The board of directors (the "Board") of China Shineway Pharmaceutical Group Limited (the "Company") is pleased to announce the preliminary financial information of turnover of the Company and its subsidiaries (together, the "Group") for the three months ended 31 March 2007 based on its management accounts which have not been reviewed by the auditors.

Total turnover of the Group, which has not been reviewed by the auditors, for the three months ended 31 March 2007 increased by approximately 10.6% as compared with the same period of 2006 to approximately RMB188 million, and in particular:

- Turnover of injection products increased by approximately 19.8% as compared to the same period of 2006 to approximately RMB102 million;
- Turnover of soft capsule products decreased by approximately 21.6% as compared to the same period of 2006 to approximately RMB48.2 million;
- Turnover of granule products increased by approximately 71.0% as compared to the same period of 2006 to approximately RMB34.2 million, and
- Products in other forms recorded turnover of approximately RMB3.6 million for the three months ended 31 March 2007.

In terms of product mix, injection products, soft capsule products and granule products accounted for approximately 54.2%, 25.6% and 18.2% of total turnover which have not been reviewed by the auditors.

Shareholders and investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board
China Shineway Pharmaceutical Group Limited
Li Zhenjiang
Chairman

Hong Kong, 17 April 2007

As at the date of this announcement, the executive Directors are Mr. Li Zhenjiang, Ms. Wang Zhihua, Ms. Xin Yunxia, Mr. Li Huimin and Mr. Hung Randy King Kuen and the independent non-executive Directors are Mr. Ren Dequan, Mr. Li Kung Man and Ms. Cheng Li.



中油燃氣集團有限公司*
CHINA OIL AND GAS GROUP LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 603)

ANNUAL RESULTS FOR THE SEVENTEEN MONTHS ENDED 31 DECEMBER 2006

ANNUAL RESULTS

The board of directors (the "Board") of China Oil And Gas Group Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the period from 1 August 2005 to 31 December 2006 (the "Period") together with the relevant comparative figures.

CONSOLIDATED INCOME STATEMENT
For the period from 1 August 2005 to 31 December 2006

	Notes	1.8.2005 - 31.12.2006 *HK$'000*	1.8.2004 - 31.7.2005 (As restated) *HK$'000*
Continuing operations			
Turnover	2	369,914	200,928
Cost of sales		(290,305)	(139,230)
Gross profit		79,609	61,698
Other income and gains, net		47,481	33,891
Selling and distribution costs		(5,831)	(2,936)
Administrative expenses		(33,130)	(34,478)
Other expenses		(7,263)	(56,272)
Operating profit		80,786	1,903
Finance costs	3	(9,121)	(3,136)
Share of profits (losses) of associates of a jointly controlled entity		1,981	(2,321)
Profit (loss) before taxation		73,646	(3,554)
Taxation	4	(7,319)	(3,374)
Profit (loss) for the period/year from continuing operations		66,327	(6,928)
Discontinued operations			
Profit (loss) for the period/year from discontinued operations	5	1,824	(125,554)
Profit (loss) for the period/year	6	68,151	(132,482)
Attributable to:			
Equity holders of the Company		57,342	(139,797)
Minority interests		10,809	7,315
		68,151	(132,482)
Earnings (loss) per share	7		
From continuing and discontinued operations			
– Basic		3.05 cents	(9.30 cents)
From continuing operations			
– Basic		2.95 cents	(0.94 cents)

CONSOLIDATED BALANCE SHEET
At 31 December 2006

	Notes	31.12.2006 *HK$'000*	31.07.2005 (As restated) *HK$'000*
Non-current assets			
Property, plant and equipment		109,142	99,036
Leasehold land and land use rights		3,778	4,914
Goodwill		58,188	–
Interests in associates		14,076	21,247
Investment securities		–	6,269
Available-for-sale financial assets		1,092	–
Total non-current assets		186,276	131,466
Current assets			
Leasehold land and land use rights		88	239
Inventories		8,154	11,897
Short term investments		–	16,610
Financial assets at fair value through profit or loss		36,026	–
Deposits, trade and other receivables	8	96,559	116,279
Tax recoverable		–	105
Cash and cash equivalents		165,417	35,819
Total current assets		306,244	180,949
Total assets		492,520	312,415
Equity			
Capital and reserves attributable to the Company's equity holders			
Share capital		25,197	17,347
Reserves		286,157	153,428
		311,354	170,775
Minority interests		21,213	12,960
Total equity		332,567	183,735
Liabilities			
Current liabilities			
Trade and other payables	9	95,919	42,540
Bank and other borrowings		14,088	5,097
Convertible notes		–	3,960
Tax payable		8,557	3,369
Total current liabilities		118,564	54,966
Non-current liabilities			
Bank and other borrowings		38,743	73,714
Deferred tax liabilities		2,646	–
Total non-current liabilities		41,389	73,714
Total liabilities		159,953	128,680
Total equity and liabilities		492,520	312,415
Net current assets		187,680	125,983
Total assets less current liabilities		373,956	257,449

Notes:

1. **BASIS OF PREPARATION**

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), which also include Hong Kong Accounting Standards ("HKAS") and Interpretations ("Int") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The consolidated financial statements have been prepared under the historical cost convention, as modified by revaluation of available-for-sale financial assets and financial assets at fair value through profit or loss, which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements [illegible].

The adoption of new/revised HKFRS

Other than early adoption of HKAS 31 "Investments in Joint Ventures" and HKAS Int 13 "Jointly Controlled Entities-Non Monetary Contributions by Venturers" in the last annual financial statements for the year ended 31 July 2005, the Group adopted the new/revised standards, amendments and interpretations of HKFRS below, which are relevant to its operations, for the first time for the current period from 1 August 2005 to 31 December 2006. The 2005 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchanges Rates
HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 27 (Amendment)	Consolidated and Separate Financial Statements: Amendment as a consequence of the Companies (Amendment) Ordinance 2005
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings Per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 & HKFRS 4 (Amendment)	Financial Guarantee Contracts
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HK(SIC)-Int 15	Operating Leases-Incentives
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations

The effects of the changes in the accounting policies described above on the results for the respective periods are as follows:

	Effect of adopting	1.8.2005 - 31.12.2006 *HK$'000*	1.8.2004 - 31.7.2005 *HK$'000*
Increase in other income	HKAS 32	–	511
Increase in administrative and other expenses	HKAS 17	24	26
Increase in finance costs	HKAS 32	40	522
		64	548
Decrease/increase in profit (loss) for the period/year		64	37
Decrease/increase in basic earnings (loss) per share	HKAS 17 & 32	0.003 cents	0.002 cents

The cumulative effects of the application of the HKFRS at the respective period/year ends are summarised below:

	Effect of adopting	31.12.2006 *HK$'000*	31.7.2005 *HK$'000*
Property, plant and equipment	HKAS 17	–	(5,129)
Leasehold land and land use rights	HKAS 17	–	5,153
Increase in assets		–	24
Convertible notes	HKAS 32	–	(40)
Decrease in liabilities		–	(40)
Share premium	HKAS 32	–	117
Convertible notes reserve	HKAS 32	–	177
Accumulated losses	HKAS 17 & 32	–	(230)
Increase in equity		–	64

2. **SEGMENT INFORMATION**

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

Continuing Operations
- Natural gas business

Discontinued Operations
- Manufacture and trading of silicone rubber products, and
- Investment in internet and information technology activities

Details of the discontinued operations are disclosed in note 5.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. The principal activities of the Group are mainly managed in Hong Kong and the People's Republic of China (the "PRC").

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

(a) Business segments

The following information present revenue, profit (loss) and certain assets, liabilities and expenditure information for the Group's business segments.

Segment revenues and results

For the period from 1 August 2005 to 31 December 2006

	Continuing operations: Natural gas business *HK$'000*	Discontinued operations: Manufacturing and trading of silicone rubber products *HK$'000*	Discontinued operations: Investment in internet and information technology *HK$'000*	Sub-total *HK$'000*
Turnover	369,914	–	–	–
Results	66,853	36	(1,400)	(1,364)
Unallocated income	28,163	–	–	–
Unallocated expenses	(25,351)	–	–	–
Share of profits of associates	1,981	–	–	–
Gain on disposal of discontinued operations	–	3,080	–	3,080
Profit before taxation	73,646	3,116	(1,400)	1,716
Taxation	(7,319)	108	–	108
Profit for the period	66,327	3,224	(1,400)	1,824
Consolidated turnover				
– Continuing operations				369,914
– Discontinued operations				–
				369,914
Profit for the period				
– Continuing operations				66,327
– Discontinued operations				1,824
				68,151

For the period from 1 August 2004 to 31 July 2005 (As restated)

	Continuing operations: Natural gas business *HK$'000*	Discontinued operations: Manufacturing and trading of silicone rubber products *HK$'000*	Discontinued operations: Investment in internet and information technology *HK$'000*	Sub-total *HK$'000*
Turnover	200,928	4,090	–	4,090
Results	34,172	(11,845)	(113,961)	(125,806)
Unallocated income	1,676	–	–	–
Unallocated expenses	(16,481)	–	–	–
Share of losses of associates	(2,321)	–	–	–
Loss before taxation	(3,554)	(11,845)	(113,961)	(125,806)
Taxation	(3,374)	365	(113)	252
Loss for the year	(6,928)	(11,480)	(114,074)	(125,554)
Consolidated turnover				
– Continuing operations				200,928
– Discontinued operations				4,090
				205,018
Loss for the year				
– Continuing operations				(6,928)
– Discontinued operations				(125,554)
				(132,482)

* For identification purpose only



TAI SANG LAND DEVELOPMENT LIMITED

大生地產發展有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 89)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Shareholders of Tai Sang Land Development Limited (the "Company") will be held at Salon 3, Level 3, JW Marriott Hotel Hong Kong, One Pacific Place, 88 Queensway, Hong Kong on Friday, 18th May 2007 at 2.00 p.m. for the following purposes:-

1. To receive and consider the audited financial statements for the year ended 31st December 2006, the report of the Directors and the report of the Auditors.
2. To declare a final dividend for the year ended 31st December 2006
3. To re-elect Directors in place of those retiring and to fix the remuneration of the Directors.
4. To re-appoint Auditors and to authorise the Directors to fix their remuneration
5. As special business to consider and, if thought fit, pass with or without modifications, the following resolutions as Ordinary Resolutions:-

ORDINARY RESOLUTIONS

(1) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to this Resolution shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and

(b) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(2) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company, and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such powers either during or after the expiry of the Relevant Period, provided that the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to this Resolution (otherwise than as scrip dividends pursuant to the articles of association of the Company from time to time or pursuant to a rights issue or pursuant to the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company or pursuant to any share option scheme), shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of.

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(3) "THAT conditional upon the passing of Ordinary Resolutions Nos.5(1) and 5(2) set out in the notice convening this meeting, the general mandate granted to the Directors to allot shares pursuant to Ordinary Resolution No.5(2) set out in the notice convening this meeting be and is hereby extended by the additional thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No.5(1) set out in the notice convening this meeting, provided that such extended amount shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
Katy Ma Ching Man
Secretary

Hong Kong, 18th April 2007

Notes:

(1) The registers of members of the Company will be closed from Friday, 11th May 2007 to Friday, 18th May 2007, both days inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Thursday, 10th May 2007.

(2) A member of the Company entitled to attend and vote at the meeting is entitled to appoint more than one proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. In order to be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the Company's registered office not less than 48 hours before the time appointed for holding the meeting.

(3) With regard to item 3 of this notice, details of retiring Directors proposed for re-election namely, Mr. Ma Ching Kuen, Alfred, Mr. Ma Ching Yeung, Philip, Ms. Ma Chung Keung, Ruth and Mr. Cheung Wing Yui, Edward, are set out in the appendix II to the circular to shareholders dated 18th April 2007.

(4) With reference to the Ordinary Resolutions sought in items 5(1), 5(2) and 5(3) of this notice, the Directors wish to state that they have no immediate plans to issue any new shares or repurchase any existing shares of the Company. Approval is being sought from members as a general mandate pursuant to the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

(5) As at the date of this notice, the executive Directors of the Company are Mr. Ma Ching Wai, William, Mr. Ma Ching Hang, Patrick, Mr. Ma Ching Kuen, Alfred, Ms. Ma Chung Sze, Amy, Ms. Ma Ching Man, Katy, Ms. Ma Ching Keung, Ruth and Mr. Ma Ching Yeung, Philip, the non-executive Director of the Company is Mr. Cheung Wing Yui, Edward, and the independent non-executive Directors of the Company are Mr. Chau Kwok Fun, Kevin, Mr. Tan Soo Kiu and Mr. Wong Hing Kwok, William.



SING TAO NEWS CORPORATION LIMITED

星島新聞集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1105)

ANNOUNCEMENT

The period for closure of register of members of the Company as mentioned in the results announcement and notice of annual general meeting both dated 16 April 2007 should be from Wednesday, 2 May 2007 to Monday, 7 May 2007 (both days inclusive).

By order of the Board
Cheng Lai Chu
Company Secretary

Hong Kong, 17 April 2007

As at the date of this announcement, the board of directors comprises: (1) executive directors: Mr. HO Tsu Kwok, Charles (Chairman), Mr. LO Wing Hung (Chief Executive Officer), Ms. Judy INN, Mr. JIA Hongping, Mr. LAI Ting Yiu, Mr. LAU Chung Man, Louis, Mrs. SY WONG Chor Fong, Mr. YANG Yiu Chong, Ronald Jeffrey; (2) non-executive director: Mr. LEUNG Chun Ying, and (3) independent non-executive directors: Mr. Timothy David DATTELS, Mr. HO Chiu King, Pansy Catilina, Mr. KING Richard Yun Zing, Mr. LEE Cho Jat and Mr. TUNG Chee Chen

* *For identification purpose only*

8.3 Christina Lee Look Ngan Kwan (age 83)

Mrs. Christina Lee Look Ngan Kwan has been appointed Director of the Company since October 1981

Mrs. Lee is a member of the Executive Committee of the Board

Mrs. Lee is the widow of the Founder of the Company, Mr. Lee Hsiao-Wo

Mrs. Lee is a non-executive director of Sa Sa International Holdings Limited. She is actively involved in Caritas, Hong Kong, a local charitable organisation. Mrs. Lee is the aunt of Mr. Chien Lee and mother of Mr. Anthony Lee Hsien Pin

Saved as disclosed above, Mrs. Lee has no financial or family relationship with any other Directors, Senior Management or substantial shareholders of the Company

8.4 Robert Sze Tsai To (age 66)

Mr. Robert Sze Tsai To has been appointed Independent Non-executive Director since June 2003

Mr. Sze has met the independence guidelines set out in Rule 3.13 of the Listing Rules and has submitted to the Exchange a written confirmation concerning his independence to the Company. He has also given an annual confirmation of his independence to the Company. Mr. Sze has no financial or family relationship with any other Directors, Senior Management or substantial shareholders of the Company

Mr. Sze is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Board

Mr. Sze is a non-executive director of Asia Satellite Telecommunications Holdings Limited, China Travel International Investment Hong Kong Limited, Dah Sing Banking Group Limited, Dah Sing Financial Holdings Limited, Hop Hing Holdings Limited, Min Xin Holdings Limited, Nanyang Holdings Limited, QPL International Holdings Limited and SW Kingsway Capital Holdings Limited. He is also a member of the Shanghai Committee of the Chinese People's Political Consultative Conference

Mr. Sze is a Fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants, and was a partner in an international firm of accountants with which he practised for over 20 years.

9 With the exception of Mrs. Christina Lee Look Ngan Kwan, all the other Directors who stand for election and re-election at the Annual General Meeting have no interests in the shares of the Company. Mrs. Lee's interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance are set out below and remain unchanged as at the Latest Practicable Date.

	No. of Ordinary Shares of HK$0.05 Each				
	Personal Interests	Family Interests	Corporate Interests	Total	Percentage of Issued Capital (%)
Christina Lee	602,144	-	16,701,000*	17,303,144	3.95%

* *10,377,000 shares were held by Trio Investment Corporation S.A., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc., and in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.*

All the interests stated above represent long positions

A report of the beneficial interests of all the Directors and chief executive in the shares of the Company as recorded in the register maintained under Section 352 of the Securities and Futures Ordinance is set out in the Directors' Report in the Company's 2006 Annual Report

10 The amount of emoluments paid for the year ended 31 December 2006 to each of the Directors who stand for election and re-election at the Annual General Meeting is set out in Note 23 of the consolidated financial statements on page 90 and the basis of determining such emoluments are set out under "Remuneration of Directors and Senior Management" in the Corporate Governance Report of the Company's 2006 Annual Report, which was sent together with the Notice of Annual General Meeting

General Mandates to Issue and Repurchase Shares

11. In relation to Agenda Item (6), the purpose of this resolution is to give a General Mandate to authorise the Directors to issue additional shares.

12 In relation to Agenda Item (7), the purpose of this resolution is to give a General Mandate to authorise the Directors to repurchase issued shares

13 In relation to Agenda Item (8), the purpose of this resolution is to extend the authority given under Resolution (6) to shares repurchased under the authority given in Resolution (7)

Right to Demand a Poll

14 Pursuant to Article 73 of the Articles of Association of the Company, a resolution put to the vote of the meeting shall be decided on a show of hands, but a poll may be demanded

(A) (before or on the declaration of the result of the show of hands or the withdrawal of any other demand for a poll) by:

(i) the Chairman; or

(ii) at least three Members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Member or Members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

(iv) by a Member or Members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right, or

(B) (before, at or during the general meeting) a poll is directed orally or by notice in writing by the Broadcasting Authority to be conducted upon any resolution put or to be put to the general meeting pursuant to Section 19 (3) of Schedule 1 to the Broadcasting Ordinance.

15 Pursuant to Article 73, the Chairman will demand a poll on each of the resolutions to be put to the forthcoming general meeting. The results of the poll will be published to the public in accordance with the prevailing Listing rules and on the Company's and the Exchange's websites on the business day following the Annual General Meeting.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Sir Run Run Shaw, *G.B.M. (Executive Chairman)* Dr. Norman Leung Nai Pang, *G.B.S., LL.D., J.P. (Executive Deputy Chairman)* Mona Fong *(Deputy Chairperson and Acting Managing Director)*
Non-executive Directors:	Dr. Chow Yei Ching, *G.B.S.*, Christina Lee Look Ngan Kwan and Kevin Lo Chung Ping
Independent Non-executive Directors:	Edward Cheng Wai Sun, *J.P.*, Chien Lee, Dr. Li Dak Sum, *DSSc. (Hon.), J.P.* and Robert Sze Tsai To
Alternate Director:	Anthony Lee Hsien Pin *(Alternate Director to Christina Lee Look Ngan Kwan)*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement



EASYKNIT INTERNATIONAL HOLDINGS LIMITED
永義國際集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 1218)

GENERAL DISCLOSURE ANNOUNCEMENT

This announcement is made by Easyknit International Holdings Limited (the "Company") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock of Exchange of Hong Kong Limited.

Reference is made to the announcement (the "June 2006 Announcement") of the Company dated 8 June 2006 in relation to the acquisition of Happy Light Investments Limited. Capitalized terms used herein shall have the same meaning as defined in the June 2006 Announcement.

The Directors of the Company are pleased to announce that completion of the acquisition of the Remaining Units, namely Ground Floor, No.1A and 1st Floor, No. 1 Victory Avenue, Kowloon, Hong Kong, had taken place on 17 April 2007 pursuant to the assignments entered into between Happy Light and the respective vendors of the Remaining Units, So Wai Fan and Leung Koon Tung. To the best knowledge of the Directors after making reasonable enquiries, the respective vendors of the Remaining Units are Independent Third Parties.

The total consideration for the acquisition of the Remaining Units was HK$12,880,000 which had been fully satisfied by Happy Light in the following manner:

(a) a total deposit of HK$644,000 paid on 30 March 2007;

(b) a total further deposit of HK$1,932,000 paid on 13 April 2007; and

(c) a total remaining purchase price of HK$10,304,000 paid on 17 April 2007.

The acquisition of the Remaining Units formed part of the Transaction as announced by the June 2006 Announcement. The estimated expenses of approximately HK$170 million in relation to the acquisition for the whole Building as referred to in the June 2006 Announcement and approved by the Shareholders at the SGM held on 19 July 2006 have included the aggregate purchase price for the Remaining Units.

Under the terms of the Consultancy Agreement, Happy Light shall pay Rich Era HK$6,156,000 upon completion of the purchase of the Remaining Units. However, pursuant to a 2nd supplemental agreement dated 17 April 2007 made between Happy Light and Rich Era, the outstanding amount of consultancy fee payable to Rich Era is HK$5,446,000 which shall be paid on or before 31 July 2007.

The estimated expenses of approximately HK$170 million in relation to the acquisition for the whole Building as approved by the Shareholders at the SGM held on 19 July 2006 have included the aggregate consultancy fee paid to Rich Era.

As at the date of this announcement, the Board comprises Mr. Tse Wing Chiu, Ricky, Ms. Lui Yuk Chu and Mr. Kwong Jimmy Cheung Tim as executive Directors and Mr. Wong Sui Wah, Michael, Mr. Tsui Chun Kong and Mr. Jong Koon Sang as independent non-executive Directors

By order of the Board
Easyknit International Holdings Limited
Tse Wing Chiu, Ricky
President and Chief Executive Officer

Hong Kong, 17 April, 2007

* *for identification only*

(Page 1)



FOREFRONT INTERNATIONAL HOLDINGS LIMITED
福方國際控股有限公司*

(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0885)

COMPLETION OF THE SUBSCRIPTION AGREEMENT, ISSUE OF NEW SHARES PURSUANT TO THE SUBSCRIPTION AGREEMENT AND THE A&M ALLOTMENT, GRANT OF JERRY LIU OPTION AND INCREASE IN AUTHORIZED SHARE CAPITAL APPOINTMENT, RE-DESIGNATION AND RESIGNATION OF DIRECTORS CHANGE OF AUTHORIZED REPRESENTATIVE AND RESUMPTION OF TRADING

The Board is pleased to announce that (i) the Completion is scheduled to take place on 18 April 2007, upon which, the Company will allot and issue 488,447,736 Subscription Shares to the Subscriber at the Subscription Price of HK$0.2130 per Share; (ii) the Company will allot and issue 33,520,923 new Shares to A&M pursuant to the A&M Allotment and offer Mr. Jerry Liu the Jerry Liu Option attaching rights to subscribe for 10,894,300 Shares upon Completion; and (iii) authorized share capital has been increased from HK$100,000,000 to HK$130,000,000 divided into 1,300,000,000 Shares of HK$0.10 each.

Upon completion of the allotment and issue of the new Shares pursuant to the Subscription Agreement and the A&M Allotment, the Subscriber and its Concert Parties will be interested in approximately 51% and 50.43% of the total issued share capital of the Company as enlarged by the new Shares before and after the exercise of the Jerry Liu Option respectively.

Pursuant to the Subscription Agreement, other than Mr. Louis Wen and those appointed by the Subscriber, all other Directors, including Mr. David Giles Maund, being an executive Director, Mr. Kelvin Edward Flynn, Mr. Arne Karlsson, being non-executive Directors, and Mr. Lau Siu Ki, Kevin, Mr. Cheong Ying Chew, Henry and Mr. Alistair Macleod, being three independent non-executive Directors, will resign as Directors with effect from 18 April 2007.

The Board announces that Ms. Yau Shum Tek, Cindy, Mr. Fung Kwok Leung, Ms. Huang Li and Mr. Zhou Qi Jin will be re-designated from non-executive Directors to executive Directors and Mr. Wu Wing Kit, Mr. Sun Ka Ziang, Henry and Ms. Yang Xiao Feng will be appointed as independent non-executive Directors with effect from 18 April 2007.

Ms. Yau Shum Tek, Cindy and Ms. Huang Li will be appointed as the authorized representatives of the Company to replace Mr. Kelvin Edward Flynn and Ms. Lo Mei Lan with effect from 18 April 2007.

Trading in the Shares has been suspended since 14 May 2004. The Company has made an application to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 18 April 2007.

Reference is made to the joint announcements issued by the Company and Subscriber dated 16 February 2007 and 8 March 2007, the circular of the Company dated 14 March 2007 (the "Circular"), and the announcements of the Company dated 30 March 2007 and 13 April 2007 (the "Announcements") in connection with the Subscription Agreement, the Whitewash Waiver, the Disposal Agreement, the Jerry Liu Option, the A&M Allotment, the appointment of Directors and the increase in authorized share capital. Terms used in this announcement shall have the same meaning as those defined in the Circular and Announcements unless defined otherwise.

The Board is pleased to announce that (i) the Completion is scheduled to take place on 18 April 2007, upon which, the Company will allot and issue 488,447,736 Subscription Shares to the Subscriber at the Subscription Price of HK$0.2130 per Share; (ii) the Company will allot and issue 33,520,923 new Shares to A&M pursuant to the A&M Allotment and offer Mr. Jerry Liu the Jerry Liu Option attaching rights to subscribe for 10,894,300 Shares upon Completion; and (iii) authorized share capital has been increased from HK$100,000,000 to HK$130,000,000 divided into 1,300,000,000 Shares of HK$0.10 each.

Upon completion of the allotment and issue of the new Shares pursuant to the Subscription Agreement and the A&M Allotment, the Subscriber and its Concert Parties will be interested in approximately 51% and 50.43% of the total issued share capital of the Company as enlarged by the new Shares before and after the exercise of the Jerry Liu Option respectively.

APPOINTMENT, RE-DESIGNATION AND RESIGNATION OF DIRECTORS

Pursuant to the Subscription Agreement, other than Mr. Louis Wen and those appointed by the Subscriber, all other Directors, including Mr. David Giles Maund, being an executive Director, Mr. Kelvin Edward Flynn, Mr. Arne Karlsson, being non-executive Directors, and Mr. Lau Siu Ki, Kevin, Mr. Cheong Ying Chew, Henry and Mr. Alistair Macleod, being three independent non-executive Directors, will resign as Directors with effect from 18 April 2007.

The Board announces that Ms. Yau Shum Tek, Cindy, Mr. Fung Kwok Leung, Ms. Huang Li and Mr. Zhou Qi Jin will be re-designated from non-executive Directors to executive Directors and Mr. Wu Wing Kit, Mr. Sun Ka Ziang, Henry and Ms. Yang Xiao Feng will be appointed as independent non-executive Directors with effect from 18 April 2007. Biographical information of the re-designated executive Directors and newly appointed independent non-executive Directors are set out as follows:

Executive Directors

Ms. Yau Shum Tek, Cindy ("Ms. Yau"), aged 37, holds a Master of Business Administration degree from the University of South Australia. Ms. Yau has extensive experience in management of enterprises engaged in trading and property related businesses in Hong Kong and the PRC. Ms. Yau was an executive director of Freeman Corporation Limited from November 2000 to August 2006, a company whose shares are listed on the Stock Exchange.

Saved as disclosed above, Ms. Yau did not previously hold any directorship in other listed public companies in the last three years. She does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

No service contract is entered into between the Company and Ms. Yau. She will be entitled to a director's fee of HK$50,000 per month, which was determined with reference to her experience and the amount of time spent in the affairs of the Company.

Ms. Yau is the ultimate and sole director and beneficial shareholder of the Subscriber. As at the date of this announcement, save for Ms. Yau's interest in the Subscriber, Ms. Yau does not have any interest in the shares of the Company or any of its subsidiaries within the meaning of Part XV of the SFO.

Save as disclosed above, there are no other matters concerning Ms. Yau that need to be brought to the attention of the Shareholders or any other information required to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (w) of the Listing Rules.

Mr. Fung Kwok Leung ("Mr. Fung"), aged 41, holds an Honour Degree in Accountancy from the Hong Kong Polytechnic University, is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. Mr. Fung has extensive experience in corporate management, finance, accounting and company secretarial practice. He has worked as financial controller and company secretary of companies whose shares are listed on the Stock Exchange. He is currently a sole proprietor of K.L. Fung & Co.

Saved as disclosed above, Mr. Fung did not previously hold any directorship in other listed public companies in the last three years. He does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

No service contract is entered into between the Company and Mr. Fung. He will be entitled to a director's fee of HK$50,000 per month, which was determined with reference to his experience and the amount of time spent in the affairs of the Company.

As at the date of this announcement, Mr. Fung does not have any interest in the shares of the Company or any of its subsidiaries within the meaning of Part XV of the SFO.

Save as disclosed above, there are no other matters concerning Mr. Fung that need to be brought to the attention of the Shareholders or any other information required to be disclosed pursuant to the requirements of Rule 13.51(2) (h) to (w) of the Listing Rules.

Ms. Huang Li ("Ms. Huang"), aged 30, holds a Bachelor Degree in International Economic Law from the Zhongnan University of Economics & Law. Ms. Huang has over five years experience in handling legal affairs of Hong Kong listed companies and, in particular, merger and acquisition transactions.

Ms. Huang did not previously hold any directorship in listed public companies in the last three years. Ms. Huang does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

No service contract is entered into between the Company and Ms. Huang. She will be entitled to a director's fee of HK$30,000 per month, which was determined with reference to her experience and the amount of time spent in the affairs of the Company.

As at the date of this announcement, Ms. Huang does not have any interest in the shares of the Company or any of its subsidiaries within the meaning of Part XV of the SFO.

Save as disclosed above, there are no other matters concerning Ms. Huang that need to be brought to the attention of the Shareholders or any other information required to be disclosed pursuant to the requirements of Rule 13.51(2) (h) to (w) of the Listing Rules.

Mr. Zhou Qi Jin ("Mr. Zhou"), aged 46, holds a Bachelor Degree in Law from the Southwest University of Political Science and Law. He has over ten years experience in large scale outdoor advertising and promotion related industry and also has experience in automobile sales and marketing in the PRC.

Saved as disclosed above, Mr. Zhou did not previously hold any directorship in listed public companies in the last three years. He does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

No service contract is entered into between the Company and Mr. Zhou. He will be entitled to a director's fee of HK$30,000 per month, which was determined with reference to his experience and the amount of time spent in the affairs of the Company.

* *For identification purpose only*

2005

	Electronic products HK$'000	Conductive silicon rubber keypads HK$'000	Printed circuit boards HK$'000	Other operations HK$'000	Eliminations HK$'000	Consolidated HK$'000
REVENUE						
External sales	419,720	80,299	143,387	3,598	–	647,004
Inter-segment sales	1,992	12,548	20,113	747	(35,400)	–
Total	421,712	92,847	163,500	4,345	(35,400)	647,004
RESULT						
Segment result	48,113	4,799	(7,970)	(7,236)	–	37,706
Unallocated other income						1,820
Unallocated corporate expenses						(2,790)
Finance costs						(3,622)
Share of loss of an associate						(5,453)
Gain on deemed disposal of interest in an associate						1,106
Profit before taxation						28,767
Taxation						(731)
Profit for the year						28,036
ASSETS						
Segment assets	382,292	113,448	93,836	2,783		592,359
Unallocated corporate assets						95,345
Consolidated total assets						687,704
LIABILITIES						
Segment liabilities	84,086	21,941	39,939	1,632		147,598
Unallocated corporate liabilities						98,660
Consolidated total liabilities						246,258
OTHER INFORMATION						
Additions to property, plant and equipment	17,867	11,228	10,432	–		39,527
Depreciation of property, plant and equipment	17,897	5,520	9,180	779		33,376
Amortisation of prepaid lease payments	329	82	26	–		437
Allowance recognised (reversed) for obsolete and slow moving inventories	4,208	(279)	72	(1,204)		2,797
Allowance recognised (reversed) for doubtful debts	797	728	(152)	4,690		6,063
Gain on disposal of property, plant and equipment	2,679	1,051	–	–		3,730

Geographical segments:

The Group's customers are principally located in Hong Kong, People's Republic of China (other than Hong Kong) ("PRC"), Europe, Japan and America

The following table provides an analysis of the Group's sales by geographical market:

	Revenue 2006 HK$'000	Revenue 2005 HK$'000
Hong Kong *(note a)*	279,557	244,214
Europe	110,606	102,294
Other Asian countries	106,747	84,775
PRC	90,284	85,134
Japan *(note b)*	78,138	69,699
America	28,325	46,269
Others	12,282	14,619
	705,859	647,004

Notes:

(a) The Directors believe that a portion of the Group's sales attributable to the Hong Kong market was subsequently resold to other markets.

(b) The Directors believe that a substantial portion of the Group's sales attributable to the Japanese market was subsequently resold to the European and American markets

4. OTHER INCOME

	2006 HK$'000	2005 HK$'000
Other income includes:		
Bank interest income	3,461	1,820
Gain on fair value change on derivative financial instruments	–	1,234
Gain on disposal of property, plant and equipment	–	3,730
Increase in fair value of investment properties	1,090	–
Revaluation surplus on buildings	86	224

5. FINANCE COSTS

	2006 HK$'000	2005 HK$'000
Interest on:		
Bank loans wholly repayable within five years	2,919	2,907
Obligations under finance leases	684	715
	3,603	3,622

6. PROFIT BEFORE TAXATION

	2006 HK$'000	2005 HK$'000
Profit before taxation has been arrived at after charging:		
Auditor's remuneration	1,321	1,335
Depreciation:		
Owned assets	26,449	29,047
Assets held under finance leases	4,512	4,329
Amortisation of prepaid lease payments	445	437
Allowance for doubtful debts	1,862	6,063
Cost of inventories recognised as expense	585,383	522,049
(Reversal) allowance for obsolete and slow moving inventories	(2,394)	2,797
Staff costs	141,477	123,888
Operating lease rentals	2,040	1,543
Loss on disposal of property, plant and equipment	1,026	–
Foreign exchange losses, net	1,594	1,977
Loss on fair value change on derivative financial instruments	585	–
Decrease in fair value of investment properties	–	1,109
and after crediting		
Gross rental income from investment properties	7,325	7,095
Less: direct operating expenses from investment properties that generate rental income during the year	(495)	(328)
	6,830	6,767

7. TAXATION

	2006 HK$'000	2005 HK$'000
The charge comprises		
Hong Kong Profits Tax:		
Current year	2,223	2,160
Overprovision in prior year	(457)	–
PRC enterprise income tax:		
Current year	966	3,047
Overprovision in prior years	(957)	(2,595)
	1,775	2,612
Deferred taxation	294	(1,881)
	2,069	731

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the year

PRC enterprise income tax is calculated at the rates prevailing in relevant region of PRC.

8. DIVIDEND PROPOSED

A final dividend of HK1.0 cent (2005: HK1.0 cent) per share with an amount of approximately HK$5,460,000 (2005: approximately HK$5,508,000) has been proposed by the Directors and is subject to approval by the shareholders of the Company in the forthcoming annual general meeting

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data

	2006 HK$'000	2005 HK$'000
Earnings for the purposes of basic earnings per share	2,431	28,036
Effect of dilutive potential ordinary shares of an associate		
Interest income on convertible debentures and advance to an associate	N/A	(595)
Adjustment to the share of result of an associate based on dilution of its earnings per share	N/A	184
	N/A	(411)
Earnings for the purposes of diluted earnings per share	N/A	27,625
Weighted average number of ordinary shares for the purposes of basic (2005: basic and diluted) earnings per share	546,692,000	550,776,000

10. TRADE AND OTHER RECEIVABLES/BILLS RECEIVABLES

The Group allows an average credit period of 60 days to its trade customers. An aged analysis of trade receivables and bills receivables is as follows

	2006 HK$'000	2005 HK$'000
Not yet due or overdue within 30 days	90,059	81,664
Overdue for 31-60 days	9,453	12,512
Overdue for 61-90 days	4,793	5,797
Overdue for more than 90 days	8,292	8,527
	112,597	108,504
Other receivables	7,360	7,936
Prepaid lease payments	448	437
	120,405	116,877

11. TRADE AND OTHER PAYABLES/BILLS PAYABLE

An aged analysis of trade payable and bills payable is as follows

	2006 HK$'000	2005 HK$'000
Not yet due or overdue within 30 days	72,414	55,621
Overdue for 31-60 days	15,476	15,781
Overdue for 61-90 days	8,889	6,069
Overdue from more than 90 days	7,960	8,298
	104,739	85,771
Other payables	59,221	61,824
	163,960	147,595

DIVIDEND

In appreciation of the shareholders' support for the Group, the Directors are pleased to recommend a final dividend of HK1 cent per share payable on or before 30 June 2007 to shareholders whose names appear on the register of members of the Company on 29 May 2007 and is subject to the approval by the shareholders of the Company in the forthcoming annual general meeting.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 22 May 2007 to 29 May 2007, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for attending the forthcoming annual general meeting of the Company, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on Monday, 21 May 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

Business and Operational Review

During the year ended 31 December 2006, the Group continued to focus on the manufacture and marketing of electronic products (mainly electronic calculators and organizers), conductive silicon rubber keypads and printed circuit boards.

For the year ended 31 December 2006, the Group gained a significant increase in sales volume and achieved a turnover of HK$705,859,000, representing an increase of 9.1 per cent. as compared with approximately HK$647,004,000 of the year in 2005.

The business and operational environment remained uncertain in general. The slow down of the economy in America and Western European countries, coupled with protective measures adopted by some of these countries toward the Peoples' Republic of China ("the PRC"), had resulted in sluggish growth in market demand. The appreciation of Renminbi and the retreat of tax rebate on some export commodities in the PRC also slowed down the growth in the manufacturing sector in the PRC.

Facing unstable material costs, some customers of the Group held back their decision in placing order and shortening the lead time on delivery of finished goods. Consequently, there was pressure on the average selling price. Furthermore, the price fluctuation of raw materials in 2006 made it difficult for the Group to exercise cost control efficiently.

On the other hand, the labour cost was continuously uplifted in line with the living standard in the PRC. In 2006, labour shortage in the PRC continued to present problems as the Group's production capacity is mainly located in the Guangdong region. Wages and benefits needed to be increased in order to retain skilled workers. The labour issue remained one of the main concerns for the Group, compounded by the new concerns for working, living and safety standards for workers. In light of the above factors, additional labour cost in all PRC factories of the Group increased by approximately HK$17,490,000 for the year ended 31 December 2006.

All these factors led to a drastic increase in the Group's overall cost of sales. For the year ended 31 December 2006, the overall gross profit margin were down to approximately 17.1 per cent. (2005: approximately 19.3 per cent.).

During the period under review, sustained, stringent and effective cost controls proved successful in keeping administrative expenses at a stable and reasonable level. As a result of the Group's ongoing efforts in diversifying its products and increasing its productivity, the Group attained a consolidated profit attributable to equity holders for the year ended 31 December 2006 of approximately HK$2,431,000 (2005 : approximately HK$28,036,000). Basic earnings per share for the year ended 31 December 2006 was approximately HK0.44 cents (2005 : approximately HK5.09 cents).

For the year ended 31 December 2006, profit for the year excluding impairment loss on available-for-sale investment decreased by approximately 30.7 per cent. from approximately HK$28,036,000 of the year in 2005 to approximately HK$19,431,000.

Segmental analysis

Electronic products (mainly electronic calculators and organizers)

During the year under review, the Group continued its focus on the manufacture and marketing of electronic calculators and organizers. With the growth in the existing key Japanese customers' businesses and the Group built up relationship with a number of potential clients, the Group managed to increase its revenue last year through expansion of businesses on Original Design Manufacturing Products ("ODM products") and Original Equipment Manufacturing ("OEM products"), such as SIM card reader for on-line banking system, digital printer control panel, security systems, gambling device, printer/fax/scanner/copier (multi-function) control panels, electronic D-box for vehicles, interactive handheld dictionary and RF price tags. Accordingly, the Directors considered that it was more appropelate to redefine the business segment under the heading "Electronic products", instead of under the heading "Electronic calculators and organisers".

Despite the global economies remained uncertain in general, the market demands for the Group's electronic products have been growing steadily. Competition is still intense. For the year ended 31 December 2006, the turnover of electronic products remained as the core revenue generator of the Group, increased to approximately HK$476,623,000 (2005: approximately HK$419,720,000). It accounted for approximately 67.5 per cent. of the Group's total turnover.

We will continue to leverage on our committed team of research and development professionals to focus on developing products with high level of quality, reliability and technology innovation.



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

CONTINUING CONNECTED TRANSACTIONS

On 4 April 2007, TVBI entered into a binding Agreement with MBNS pursuant to which TVBI agrees to (i) supply to MBNS the Programmes for transmission and exhibition by MBNS in the Cantonese language by means of VOD and NVOD on an exclusive basis in the Territory; (ii) provide marketing and consultancy services to MBNS; and (iii) provide facilities services to MBNS, during the Term with a right to early terminate the Agreement by either TVBI or MBNS. The licence fees for the supply of Programmes payable by MBNS to TVBI consist of a fixed amount and a variable amount calculated based on the revenue derived from the Programmes. The fees for the provision of services are fixed.

As MBNS is a connected person to the Company, the Agreement constitutes a continuing connected transaction of the Company under Chapter 14A of the Listing Rules. As each of the percentage ratios (other than the profit ratio) calculated under Rule 14.07 of the Listing Rules in respect of the transactions contemplated under the Agreement is less than 2.5% on an aggregate annual basis, the transactions fall under Rule 14A.34(1) of the Listing Rules and hence is only subject to the reporting and announcement requirements.

The aggregate annual caps for the transactions under the Agreement for the financial years ending 31 December 2007, 2008, 2009, 2010 and 2011 are HK$53,154,000, HK$53,154,000, HK$64,930,000, HK$88,316,000 and HK$98,436,000 respectively.

Details of the Agreement will be included in the next published annual report and accounts of the Company during the continuance of the Agreement.

DETAILS OF THE AGREEMENT

On 4 April 2007, TVBI entered into the Agreement with MBNS pursuant to which TVBI agrees during the Term to (i) supply to MBNS the Programmes for transmission and exhibition by MBNS in the Cantonese language by means of VOD and NVOD on an exclusive basis in the Territory; (ii) provide to MBNS marketing and consultancy services in relation to the marketing of the Programmes and operation of VOD and NVOD services of MBNS; and (iii) procure TVBO Facilities Limited, a wholly-owned subsidiary of the Company, to provide to MBNS facilities services in relation to the supply of materials of the Programmes for the VOD/NVOD services of MBNS. The licence period during which MBNS is entitled to transmit and exhibit each episode of the Programmes is the period commencing from the first transmission of each episode of the Programmes and ending on the earlier of 12 months after first transmission or 30 April 2012.

Under the terms of the Agreement, either TVBI or MBNS is entitled to early terminate the Agreement with effect on 1 January 2010 by giving no less than 4 months written notice to the other party. Further it is agreed that if the Agreement is terminated early, MBNS is entitled to make available to Subscribers in the Territory by means of VOD and NVOD the Programmes which licence period has not expired at the date of early termination for a period up to 30 April 2010 or to the end of the licence period of those Programmes, whichever is the shorter period.

The licence fees for the Programmes consist of a fixed amount plus a variable amount based on a sharing percentage on a progressive scale of the revenue derived by MBNS from the Programmes. The licence fees are subject to withholding tax at the current rate of 10%. The fixed fees shall be payable by MBNS in equal monthly instalments in arrears within 60 days (for the first 2 calendar years of the Term) and within 45 days (for the remainder of the Term) after receipt of invoice from TVBI end of the relevant month during the Term whereas the share of revenue shall be payable in arrears within 30 days of receipt of invoice from TVBI after the end of each period of 12 months of the Term. The aggregate amount of fixed licence fee and fees payable by MBNS for the various services to be provided by TVBI or member of the Group for each year of the Term is RM$21,667,000 for 2007, RM$21,667,000 for 2008, RM$21,667,000 for 2009, RM$26,000,000 for 2010 and RM$26,000,000 for 2011.

The terms of the Agreement were negotiated on an arm's length basis between the parties and were determined on normal commercial terms taking into account an upturn projection in the economy in the Territory. The fixed fees are based on the projected number of Subscribers and the video rental market subscribers in the Territory for each year of the Term and the projection of manpower and facilities required for the provision of the services to MBNS. The variable fee is based on the projected potential increase of Subscribers to give the Group an upside share of revenue derived by MBNS from the MBNS's VOD and NVOD services. Since MBNS is the first provider of VOD and NVOD services in the Territory, and with its experience in the pay TV market and the support of the services provided by the Group, it is expected that the number of Subscribers will grow during the Term.

The parties will negotiate and execute a long form agreement to fully reflect the terms of the Agreement and to include other terms that are customary for arrangements of this nature such as warranties, indemnities and right of termination for breach etc. Further announcement will be made should there be any material change to the terms of the Agreement.

CAP AMOUNT

Based on the fixed fees receivable under the Agreement and the estimated share of revenue, the aggregate annual caps receivable by the Company under the Agreement for the financial years ending 31 December 2007, 2008, 2009, 2010 and 2011 are HK$53,154,000, HK$53,154,000, HK$64,930,000, HK$88,316,000 and HK$98,436,000 respectively.

The above Hong Kong dollars amounts are based on the exchange rate (as of 30 January 2007) of RM1 = HK$2.2302.

INDEPENDENT FINANCIAL ADVICE

The Agreement is of a duration longer than three years. Pursuant to Rule 14A.35 of the Listing Rules, the period for an agreement in relation to continuing connected transaction, except in special circumstances, must not exceed three years. The Company has therefore appointed First Shanghai Capital Limited as the independent financial adviser to comment on the duration of the Agreement.

First Shanghai Capital Limited confirmed to the Board that, having considered the facts and circumstances in relation to the entering into of the Agreement, the duration of the Agreement is within the range of duration of contracts of similar type entered into between the Group and other parties and the termination clause allowing the Group and MBNS to terminate the Agreement three years after commencement of the term, they are of the opinion that it is normal business practice of contracts of this type to have a duration of more than three years.

REASONS FOR THE AGREEMENT

As MBNS is the dominant player with extensive experience in content distribution in the Territory, the entry into the Agreement will further strengthen the market position of the Group. Further, the Programmes supplied under the Agreement are programmes of the Company or programmes co-produced by the Company for worldwide distribution, hence, the subject transaction will enable the Group to expand its audience reach and generate additional revenue with minimal increase in the overheads. The services to be provided by the Group to MBNS will also utilize existing resources within the Group.

PRINCIPAL ACTIVITIES OF THE GROUP, TVBI AND MBNS

The Group is principally engaged in television broadcasting, programme licensing and production, channels operation, magazine publishing and other broadcasting related activities. TVBI is a direct wholly-owned subsidiary of the Company and principally engaged in programme licensing.

MBNS is the sole licensed provider of digital direct-to-home satellite multi-channel television services in Malaysia under the Astro brand name. MBNS has licensed one of its affiliates for distribution of the multi-channel television service in Brunei.

IMPLICATIONS UNDER THE LISTING RULES

MBNS is a wholly owned indirect subsidiary of Astro All Asia Networks, plc. which has indirect shareholding interests in three indirect owned subsidiaries of the Company, being approximately 26.3% of the issued share capital of TVB Publishing Holding Ltd. and its wholly owned subsidiaries namely Art Ltd. and TVB Publications Ltd. while the Company has indirect shareholding interests of approximately 73.7% of the issued share capital in TVB Publishing Holding Limited and its two subsidiaries. MBNS is accordingly a connected person of the Company and the entry into the Agreement constituted a continuing connected transaction of the Company under Chapter 14A of the Listing Rules.

As each of the percentage ratios (other than profit ratio) calculated under Rule 14.07 of the Listing Rules in respect of the transactions contemplated under the Agreement is less than 2.5% on aggregate annual basis, the transactions fall under Rule 14A.34(1) of the Listing Rules and hence are only subject to the reporting and announcement requirements. Details of the Agreement will be included in the next published annual report and accounts of the Company during the continuance of the Agreement.

The directors of the Company, including the independent non-executive directors, consider that the terms of the Agreement are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and the Agreement was entered into in the ordinary and usual course of business.

DEFINITIONS

"Agreement"	means the binding deal memorandum dated 4 April 2007 entered into between TVBI and MBNS
"Company"	means Television Broadcasts Limited, a company incorporated under the laws of Hong Kong with limited liability the shares of which are listed on the Main Board of the Stock Exchange
"Group"	means the Company and its subsidiaries
"Hong Kong"	means Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange
"MBNS"	means MEASAT Broadcast Network Systems Sdn. Bhd., a company incorporated under the laws of Malaysia with limited liability
"NVOD"	is the abbreviation for Near Video-on-Demand and means the transmission of identical programming content on a number of television channels at staggered intervals providing convenience to viewers who can watch the programming content at different scheduled time for a charge on a pay per view basis
"Programmes"	means in each year of the Term 600 hours of television programmes produced or co-produced by the Company
"RM"	means Malaysia Ringgit
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Subscribers"	means paying subscriber to the VOD and/or NVOD services of MBNS in the Territory
"Term"	means the period from 1 January 2007 to 31 December 2011
"Territory"	means Malaysia and Brunei
"TVBI"	means TVBI Company Ltd., a company incorporated under the laws of Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"VOD"	is the abbreviation for Video-on-Demand and means the transmission of programming content for reception on television receivers where a charge is made to viewers to view the programming content at a time selected by the viewers

As at the date hereof, the Directors of the Company are: Sir Run Run Shaw, G.B.M. (EXECUTIVE CHAIRMAN), Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. (EXECUTIVE DEPUTY CHAIRMAN), Mona Fong (DEPUTY CHAIRPERSON AND ACTING MANAGING DIRECTOR), Edward Cheng Wai Sun, J.P., Dr. Chow Yei Ching, G.B.S.; Ho Ting Kwan, Chien Lee*, Christina Lee Look Ngan Kwan, Dr. Li Dak Sum, DSSc. (Hon.), J.P.*, Kevin Lo Chung Ping, Robert Sze Tsai To*, Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan).*

* *Independent non-executive directors*

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

4 April 2007, Hong Kong

Our engineering department has a multi-disciplinary engineering approach employing both Hong Kong and the PRC product development engineers and designers who are involved in design, testing and quality of new products from concept through production, transforming customer's ideas into reality. Our products are widespread not only limited to establishing a broad and solid overseas customer base for the Group's "Karce" products but also to diversifying the business development on ODM and OEM products. This is a long term investment which the Directors believe will set the stage for growth in the newly selected product categories, and the new ODM and OEM businesses under development.

During the year under review, the Group was under great pressure to control increasing cost arising from higher materials costs especially plastic materials, rising labour costs, inward freight and transportation costs initialed by rising fuel prices. Erratic electricity supply in the PRC that often caused production disruptions also added to operating costs, while insufficient skilled labour in the Pearl River Delta also impeded production and cost efficiency.

With the significant surge in labour and staff costs, the operating results decreased by approximately 30.8 per cent., from approximately HK$48,113,000 for the year ended 31 December 2005 to approximately HK$33,306,000 for the year ended 31 December 2006.

Conductive silicon rubber keypads

To cope with our rapid growth in sales, the Group concentrates on the development of conductive silicon rubber keypads business and high value added plastic plus rubber ("P+R") telephone keypads products and extends its customer base into different geographical region.

For the year ended 31 December 2006, the turnover contributed from the conductive silicon rubber keypads business increased by approximately 26.1 per cent. to approximately HK$101,241,000 (2005: approximately HK$80,299,000), representing approximately 14.3 per cent. of the turnover of the Group.

Conductive silicon rubber keypads are crucial components in the production of electronic calculators, electronics organizers, mobile phones and audio visual products. The business becomes an increasingly important sector of the Group and contributed an increase in the operating profit for the year to approximately HK$5,480,000 (2005: approximately HK$4,799,000). The Directors are confident that such steady growth of profit can provide a positive effect on the shareholders' value of the Group.

The Directors are confident that the business will be in line with the management's expectations and turns into a sound growth in the coming year as the segment continued to keep pace with customer expectations and increase production volume with expanding of the vertical production lines.

Printed circuit boards ("PCB")

The market for PCB was fiercely competitive during the year under review. For the year ended 31 December 2006, the turnover of PCB decreased to approximately HK$127,995,000 (2005: approximately HK$143,387,000), representing approximately 18.1 per cent. of the turnover of the Group. During the year under review, the business strategy was focused to consolidate on its key client base and serve a range of and some well known customers in Japan and the Asian Pacific Region.

As the production facilities reached its maximum capacity, some of the procedures were subcontracted to external parties. This eroded the profit contribution to PCB and recorded a negative contribution of approximately HK$11,057,000 (2005: operating loss of approximately HK$7,970,000)

Due to the increasing demand of PCB in the global market, the Group strategically mapped out the production blueprint and largely expanded the production scale to enjoy the maximum benefits on the economies of scale.

Coping with the substantial growth in PCB's turnover, the Group started to build up a new factory complex during the period under review and expects to be completed in the first quarter of 2007. The Group will also acquire new equipment and machinery for integration of the vertical manufacturing units in the new factory complex.

As at 31 December 2006, the new production complex was at its final construction stage. The new factory complex is expected to significantly improve our competitive edge in two ways : streamlining the production process and offering an immediate increase of approximately 30-40 per cent. in our production capacity. The management of the Group believe that the additional capacity will enable the PCB segment to effectively keep pace with growing product demand, while creating strategic opportunities to increase factory throughput and effectively lower our unit manufacturing costs.

The management attributed this result to the Group's long committed determination and continuous effort on improving product quality and operational efficiency.

Other operations

The other operations in the previous years represented the operation on electronic toys product, such as infant toys and electronic learning products. Owing to fierce competition, rising marketing costs and competitive pricing which adversely affected the results, the Group chose to restructure this part of investment and reallocated its resources to other major and core rewarding businesses including electronic products, conductive silicon rubber keypads, PCB as well as other ODM and OEM businesses.

Accordingly, this segment recorded nil operating result during the year under review (2005: operating loss of approximately HK$7,236,000).

Available-for-sale investment

Ascalade Communications Inc. ("Ascalade Inc.") was successfully listed on the Toronto Stock Exchange ("TSX") in June 2005. The Group's attributable equity interest in Ascalade Inc. maintained at approximately 14.7 per cent. as at 31 December 2006. The Group is no longer in a position to exercise a significance influence over Ascalade Inc. as at 31 December 2006. Ascalade Inc. is classified as an available-for sale investment.

With the annual results announced by Ascalade Inc., which continues to focus on increasing technological advancement with new areas such as VoIP (Voice over Internet Protocol) and WiFi (wireless fidelity), the Directors are confident in the future prospects of Ascalade Inc. and believe that such investment in Ascalade Inc. will give a positive contribution to the Group in long run. Additional information of Ascalade Inc. may be found on SEDAR at www.sedar.com.

The Group's available-for-sale investment is measured at fair value at each balance sheet date, which expose the Group to equity security price risk. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in consolidated income statement.

During the year under review, the investment in Ascalade Inc. was undermined by the fall of its share price below its IPO price. In September 2006, Ascalade Inc. revised downward its guidance of year-over-year sales growth and basic earnings per share primarily because of the softness in forward orders estimated to be received for its cordless DECT phones, a segment which had been impacted by intense industry competition and price cutting. The change also reflected a slower-than-expected order ramp up for VoIP products from its largest customer

As announced by the Company in September 2006, the Directors regularly reviews the value of the available-for-sale investment and will consider adequate impairment to be made when necessary. For the year ended 31 December 2006, the Directors consider that it was a prudent decision to make an impairment loss on available-for-sale investment of approximately HK$17,000,000. Accordingly, the diminution in the fair value of the investment in Ascalade Inc. was represented by a reduction of investment revaluation reserve by approximately HK$24,266,000 to a negative investment revaluation reserve of approximately HK$3,470,000.

Upon the release of first and second lock-up of Ascalade Inc.'s shares on 27 June 2006 and 27 December 2006 respectively, the Directors consider the it is a prudent decision to realise part of the Group's investment in Ascalade Inc. through the disposal so as to balance its possible risk, enhance its liquidity and improve the cash flow within a relatively short period of time.

The Directors will update the shareholders on the progress when appropriate.

FUTURE PLANS AND PROSPECTS

The Group's growth prospects will continue to be driven by organic growth, outsourcing deals and selective acquisitions.

The global economy is expected continued to grow modestly in 2007, as US dollar interest rates and energy prices stabilised. Hong Kong will continue to benefit from the strong growth in the PRC. The Group will continue to seek new opportunities in the PRC as well as overseas. Looking ahead, the major economies around the world are expected to be healthy and rapid development in the PRC and in Asia is supporting positive worldwide trends. With our diversified portfolio of business worldwide and a sound financial position of the Group, the Directors are confident that the Group's businesses will continue to perform well in 2007.

The Directors will scrutinize the markets closely and adopt a conservative strategy in its investment and promotion plans. At the same time, the Directors will strive to simplify its operations so as to enhance the operational efficiency and better control of the labour and distribution costs. The Directors will also focus on developing high value-added products to maintain the Group's leading position in the market. Further, the Group will continue to diversify its products on expanding the ODM and OEM businesses.

With these encouraging trends and the Group's strong financial position, the Directors are confident of further improving performances in the coming financial year as the Group's growth platform has been refined and strengthened.

CAPITAL STRUCTURE

Shareholders' equity decreased to approximately HK$416,487,000 as at 31 December 2006 from approximately HK$441,446,000 as at 31 December 2005. As at 31 December 2006, the short term and long term interest bearing debts to shareholders' equity was approximately 10.6 per cent. (2005: approximately 13.1 per cent).

LIQUIDITY AND FINANCIAL RESOURCES

The Group generally finances its operation by internally generated cashflow and banking facilities provided by its bankers.

Prudent financial management and selective investment criteria have enabled the Group to maintain a strong financial position. As at 31 December 2006, the Group's fixed deposits and cash balances decreased to approximately HK$65,890,000 (2006: approximately HK$92,064,000).

As at 31 December 2006, the Group currently had banking facilities amounted to an aggregate sum of approximately HK$249,123,000 (2005: approximately HK$281,900,000) with various banks. Out of the trade and overdraft banking facilities of approximately HK$216,206,000 (2005: approximately HK$234,400,000) in Hong Kong granted to the Group, approximately HK$3,112,000 (2005: approximately HK$3,988,000) had been utilised as at 31 December 2006.

In 2006, the current ratio was approximately 1.4 (2005: approximately 1.5) based on current assets of approximately HK$293,889,000 and current liabilities of approximately HK$205,694,000 and the quick ratio was approximately 0.9 (2005: approximately 1.1)

As at 31 December 2006, the total indebtedness including bank borrowings and obligations under finance leases contracts amounted to approximately HK$44,320,000 (2005: approximately HK$57,860,000), representing approximately 10.6 per cent. of the total shareholders' equity (2005: approximately 13.1 per cent.).

The Directors considered that the Group shall have sufficient financial resources to meet its future expansion plan and working capital requirement after a due consideration of the net cash position and the availability of the existing banking facilities.

FOREIGN EXCHANGE RISK MANAGEMENT

Most of the Group's assets and liabilities, revenues and expenditures are either in Hong Kong dollars or the United States dollars. As a measure of additional prudence, the Group uses different derivative instruments to manage its exposure to foreign currency risks on the receivables and payables.

The fair value of the Group's outstanding derivative instruments as at 31 December 2006 represents the net amount the Group would receive/pay if these contracts were closed out at 31 December 2006. The gain was largely caused by a period-end premium in the forward currency markets for the Hong Kong dollars. In the current year, the Group has adopted the new HKAS 39 — Financial Instruments: Recognition and Measurement, the fair value of these outstanding derivatives has been recognised as assets or liabilities.

The exposure to foreign currency of the Group mainly arose from the net cash flow and the net working capital translation of its PRC subsidiaries. The management of the Group will actively hedge the foreign currency exposures through natural hedges, forward contracts and options. Speculative currency transactions are strictly prohibited. The management of currency risk is centralised in the headquarter of the Group in Hong Kong.

Apart from the above, most of the Group's assets and liabilities, revenues and expenditure are either in Hong Kong dollars or the United States dollars. Therefore, the Directors consider the exposure risk to foreign currency fluctuations is minimal.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2006, the Group employed approximately 6,560 full time employees, out of which approximately 80 were based in Hong Kong and approximately 6,480 were based in the PRC. The Group remunerated its employees on the basis of industry's practice and the performance of individual employee. Employees may also participate in the share option scheme of the Company.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICE

The Directors consider that the Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") throughout the year ended 31 December 2006, save for the deviation as stated hereof. Under the code provision A.2.1, the roles of chairman and chief executive officer ("CEO") of the Company should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and CEO of the Company should be clearly established and set out in writing. The roles of the chairman and the CEO of the Company are not separated and are performed by the same individual, Mr. Tong Shek Lun. The Directors consider that this structure will not impair the balance of power and authority between the Directors and the management of the Company and believe that this structure will enable the Group to make and implement decisions promptly and efficiently.

In relation to the Directors' securities transactions, the Company has adopted a code of conduct on terms no less exacting than the required standard as set out in Appendix 10 to the Listing Rules. Having made specific enquiry of all Directors, the Directors have complied with such code of conduct regarding securities transactions by the Directors throughout the year ended 31 December 2006.

A detailed Corporate Governance Report setting out the Group's framework of governance and explanations about how the provisions of the Code have been applied will be included in the Company's Annual Report 2006.

AUDIT COMMITTEE

The Audit Committee (the "Committee") has reviewed with the management of the Company the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters including a review of the audited consolidated results for the year ended 31 December 2006.

The members of the Committee included the three independent non-executive Directors, Mr. Sun Yaoquan, Mr. Goh Gen Cheung and Mr. Chan Ho Man.

SCOPE OF WORK OF MESSRS. DELOITTE TOUCHE TOHMATSU

The figures in respect of the Group's consolidated balance sheet, consolidated income statement and the related notes thereto for the year ended 31 December 2006 as set out in the preliminary announcement have been agreed by the Group's auditors, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on the preliminary announcement.

PURCHASE, SALE AND REDEMPTION OF SECURITIES

During the year under review, the Company repurchased 6,420,000 shares on the Stock Exchange at an aggregate consideration of HK$2,074,520 before expenses. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of the repurchases	Number of the ordinary shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate consideration paid
March 2006	800,000	0.270	0.265	213,500
April 2006	2,048,000	0.355	0.285	659,180
May 2006	2,968,000	0.375	0.320	1,036,720
September 2006	332,000	0.280	0.280	92,960
October 2006	72,000	0.280	0.280	20,160
November 2006	200,000	0.270	0.250	52,000
	6,420,000			2,074,520

The repurchased shares were cancelled on delivery of the share certificates during the year. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the relevant aggregate consideration was paid out from the Company's retained profits.

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company during the year.

PUBLICATION OF OTHER FINANCIAL INFORMATION

Other financial information containing all the information required by paragraphs 45(1) to 45(3) (both paragraphs inclusive) of Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

By order of the Board
Tong Shek Lun
Chairman and Managing Director

Hong Kong, 17 April 2007

As at the date of this announcement, the Board consists of three executive Directors, Mr. Tong Shek Lun, Ms. Ko Lai King, Kinny and Ms. Chung Wai Yu, Regina, two non-executive Directors, Mr. Lee Kwok Leung and Mr. Yang Yiu Chong, Ronald Jeffrey and three independent non-executive Directors, Mr. Sun Yaoquan, Mr. Goh Gen Cheung and Mr. Chan Ho Man.

* *for identification purpose only*


END